UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 15)*

                                    FURON COMPANY
                                  (NAME OF ISSUER)

                           COMMON STOCK, WITHOUT PAR VALUE
                           (TITLE OF CLASS OF SECURITIES)

                                     361106-10-7
                                   (CUSIP NUMBER)


             Check the following box if a fee is being paid with
this statement.  [   ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      NAME OF REPORTING PERSON
1     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter Churm
      SSN:  ###-##-####

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                            (a)  [  ]
                                             (b)  [X]

3     SEC USE ONLY


      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      United States of America

                          SOLE VOTING POWER
      NUMBER OF       5
                          678,765
      SHARES
                          SHARED VOTING POWER
      BENEFICIALLY   6
                          0
      OWNED BY
                          SOLE DISPOSITIVE POWER
      EACH            7
                          678,765
      REPORTING
                          SHARED DISPOSITIVE POWER
      PERSON          8
                          0
      WITH

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
      678,765

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                          [  ]

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.5%

      TYPE OF REPORTING PERSON
12
      IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)    NAME OF ISSUER:

             Furon Company

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             29982 Ivy Glenn Drive
             Laguna Niguel, CA 92677

ITEM 2(A)    NAME OF PERSON FILING:

             Peter Churm

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             29982 Ivy Glenn Drive
             Laguna Niguel, CA 92677

ITEM 2(C)    CITIZENSHIP:

             United States of America

ITEM 2(D)    TITLE OF CLASS OF SECURITIES:

             Common Stock, without par value

ITEM 2(E)    CUSIP NUMBER:

             361106-10-7

ITEM 3       RULES 13D-1(B) AND 13D-2(B):

             Inapplicable

ITEM 4       OWNERSHIP:

             (a)   Amount Beneficially Owned:                 678,765*

             (b)   Percent of Class:                              7.5%

             (c)   Number of Shares as to Which Such Person Has:

                   (i)    Sole power to vote or to direct the
                          vote:                               678,765*

________________
      *Includes (i) 372,186 shares held of record by Mr. Churm as Trustee of the Churm Community Property Trust (of which Mr. Churm's spouse and sons are beneficiaries), 282,061 shares subject to stock options exercisable within 60 days of December 31, 1994, and 390 shares held for Mr. Churm's account under the Company's Employee Stock Ownership Plan (fractional shares have been disregarded). Mr. Churm has sole voting and dispositive power with respect to all of these shares.

                   (ii)   Shared power to vote or to direct the vote:      -0-

                   (iii)  Sole power to dispose or to direct the
                          disposition of:                              678,765*

                   (iv)   Shared power to dispose or to direct the
                          disposition of:                                  -0-

ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Inapplicable

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON:

             See the footnote to Item 4

ITEM 7       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY:

             Inapplicable

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP:

             Inapplicable

ITEM 9       NOTICE OF DISSOLUTION OF GROUP:

             Inapplicable

ITEM 10      CERTIFICATION:

             Inapplicable

             SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 1995

   /s/ Peter Churm
Peter Churm